                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                              Raster Graphics, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   753907 10 4
                                 (CUSIP Number)

                            Christopher Smeall, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 October 6, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)

CUSIP No. 753907 10 4                                            13D                                            Page 2 of 9 Pages

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gretag Imaging Group, Inc.
------------------------------------------------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                    (a) [ ]

                                                                                                                             (b) [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS
         AF
------------------------------------------------------------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                                                                                   [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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                           7        SOLE VOTING POWER
 NUMBER OF
   SHARES                           3,840,526
BENEFICIALLY               8        SHARED VOTING POWER
  OWNED BY
    EACH                            0
  REPORTING                9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                            3,840,526
                           10       SHARED DISPOSITIVE POWER

                                    0
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,840,526

------------------------------------------------------------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                                                                                  [ ]
------------------------------------------------------------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 28.6%*

------------------------------------------------------------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
         CO
------------------------------------------------------------------------------------------------------------------------------------

------------------
* Calculation is on a fully diluted basis based on the number of shares outstanding on October 6, 1998, assuming the exercise of the option contained in the Loan and Pledge Agreement (the "Loan Agreement"), dated October 6, 1998, between Raster Graphics, Inc. and Gretag Imaging Group, Inc.

CUSIP No. 753907 10 4                   13D                    Page 3 of 9 Pages


                            Statement on Schedule 13D


Item 1.  Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Raster Graphics, Inc., a Delaware corporation (the "Company"), which has its principal executive office at 3025 Orchard Parkway, San Jose, California 95134.

Item 2.  Identity and Background.

                  Gretag Imaging Group, Inc., a Delaware corporation ("GIG" or the "Reporting Person"), is a holding company, which through its principal subsidiaries, Gretag Imaging, Inc. and Gretag Imaging AG, performs research, development and production of equipment (including splicers, cutters, packaging machines and printers) for central labs and equipment for POS labs, as well as software for lab control. The address of the principal business and principal office of GIG is 2070 Westover Road, Chicopee, Massachusetts, 01022.

                  GIG is controlled by Gretag Imaging Holding AG ("GIH"), which directly owns 79.2% of the equity of GIG. GIH is a holding company organized under the laws of Switzerland. Through its subsidiaries, GIH manufactures a wide range of image processing equipment and systems for use by image processors. The address of the principal business and principal office of GIH is Althardstrasse 70, 8105 Regensdorf, Switzerland.

                  (a) The following persons are directors or executive officers of GIG:

                           Dr. Hans-Rudolf Zulliger
                           William J. Recker
                           Dr. Eduard M. Brunner
                           Gunnar Gundmunson

                  The following persons are directors or executive officers of
GIH:

                           Dr. Hans-Rudolf Zulliger
                           William J. Recker
                           Dr. Eduard M. Brunner
                           Peter Fitzgerald
                           Dr. Fritz Fahrni
                           Dr. Joerg Fischer
                           Dr. Konrad Osterwalder
                           Dr. Marc Ronca

CUSIP No. 753907 10 4                   13D                    Page 4 of 9 Pages


                  (b) The business address for each of the following persons listed in Item 2, is c/o GIH, Althardstrasse 70, 8105 Regensdorf, Switzerland:

                      Messrs. Zulliger, Recker, Brunner, Fitzgerald, Fahrni, Fischer, Osterwalder and Ronca.

                  The business address for Mr. Gundmunson is 2070 Westover Road, Chicopee, Massachusetts, 01022.

                  (c) Messrs. Zulliger, Recker, Brunner and Fitzgerald are employed by GIH as Chief Technology Officer; Chairman of the Board; Chief Financial Officer, Asian markets; and President and Chief Executive Officer, respectively. Mr. Gundmunson is employed by GIG as Vice President.

                  Dr. Fahrni, a director of GIH is President and Chief Executive Officer of Sulzer AG, CH-8401 Winterthur, Switzerland.

                  Dr. Fischer, a director of GIH, is Chief Operating Officer of the Vontobel Group, Bahnhofstrasse 3, CH-8022 Zurich, Switzerland.

                  Dr. Osterwalder, a director of GIH, is Professor of Mathematics and Rector at the Swiss Federal Institute of Technology, ETH Zentrum, HG F 61, CH-8092 Zurich, Switzerland.

                  Dr. Ronca, a director of GIH, is a senior partner at the law firm of Schellenberg & Haissly, Lowenstrasse 19, CH-8023 Zurich,
Switzerland.

                  (d) Neither the Reporting Person, nor, to the knowledge of the Reporting Person, any other person listed in Item 2 of this Statement on
Schedule 13D has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Neither the Reporting Person, nor, to the knowledge of the Reporting Person, any other person listed in Item 2 of this Statement on
Schedule 13D has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect of such laws.

                  (f) All natural persons listed in Item 2 of this Statement on
Schedule 13D are citizens of Switzerland, except that Messrs. Recker and Gundmunson are citizens of the United States of America, and Mr. Fitzgerald is a citizen of the United Kingdom.

CUSIP No. 753907 10 4                   13D                    Page 5 of 9 Pages


Item 3.  Source and Amount of Funds or Other Consideration.

                  Pursuant to the Loan Agreement, GIG has the right at any time to purchase newly issued Common Stock of the Company at a price of approximately $1.30 per share, not to exceed an aggregate amount equal to the greater of (a) $5,000,000 and (b) the amount of the Outstanding Note Obligations (as hereinafter defined). "Outstanding Note Obligations" as of a date, as defined in the Loan Agreement, means the sum of the outstanding principal amount under the Loan Agreement, all accrued interest thereon and any additional obligations thereunder, in each case, as of such date. Through the last draw down date (February 28, 1999), the Company is not permitted to draw down any amounts that would cause the Outstanding Note Obligations to exceed $5,000,000. Thus, while it is possible that after February 28, 1999 GIG could exercise its option under the Loan Agreement and purchase new Common Stock in an amount in excess of $5,000,000 (due to accruing interest), it is unlikely that the Outstanding Note Obligations would ever exceed $5,000,000, and any such excess would not be likely to be substantial. Thus, in order to specify an exact number of shares subject to the option contained in the Loan Agreement, for purposes of this Statement on Schedule 13D, it is assumed that the maximum dollar amount of the option is $5,000,000, which would permit GIG to purchase 3,840,526 shares of Common Stock.

                  The Loan Agreement provides that GIG may fund the exercise of the option by canceling the Outstanding Note Obligations as of the exercise date. To the extent the aggregate exercise price of the option exceeds the Outstanding Note Obligations on such date, GIG would pay the shortfall in cash, which it would obtain from GIH or one of its affiliates. The Loan Agreement, a copy of which is attached hereto as Exhibit A, is incorporated herein by reference.


Item 4.  Purpose of Transaction.

                  GIG entered into the Loan Agreement containing the option, for the purpose of facilitating the consummation of the merger of Gretag Acquisition Corp. ("GAC"), a wholly-owned subsidiary of GIG into the Company (the "Merger"). GIG, GAC and the Company entered into an Agreement and Plan of Merger, dated as of October 6, 1998 (the "Merger Agreement"), pursuant to which GIG and GAC have agreed to acquire the Company for an aggregate of approximately $13,000,000 in cash (not including the shares of Common Stock to be issued pursuant to the option contained in the Loan Agreement), subject to the terms and conditions contained in the Merger Agreement. The acquisition will result in the merger of GAC into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of GIG. Among other things, the consummation of the Merger is conditioned upon the favorable vote of the Company's stockholders and the approval by the court of the settlement of certain litigation. The Merger Agreement, a copy of which is attached hereto as Exhibit B, is incorporated herein by reference.

CUSIP No. 753907 10 4                   13D                    Page 6 of 9 Pages


                  On October 6, 1998, in order to facilitate the Merger, certain stockholders of the Company entered into a Stockholders Agreement (the "Stockholders Agreement") with GIG and GAC, pursuant to which such stockholders agreed to vote their shares in favor of the Merger and with respect to certain other related matters. The stockholders agreed to enter into the Stockholders Agreement in order to induce GIG and GAC to effect the Merger, and GIG and GAC have not, and will not, make any payment to such stockholders pursuant to the Stockholders Agreement. The Stockholders Agreement, a copy of which is attached hereto as Exhibit C, is incorporated herein by reference.

                  (a) The Reporting Person may, depending on market conditions and other factors, acquire additional shares of Common Stock in the open market or in privately negotiated transactions, although the Reporting Person presently has no plan to do so. The Reporting Person may also consider selling any shares purchased upon the exercise of the option contained in the Loan Agreement, but presently has no plan to do so.

                  (b) Pursuant to the Merger Agreement, the Reporting Person has proposed the Merger.

                  (c) GIG and the Company have entered into an Asset and Subsidiary Stock Option Agreement, dated as of October 6, 1998 (the "Asset Option Agreement"). Pursuant to the Asset Option Agreement, the Company has granted GIG the right to purchase all the outstanding shares of capital stock of Onyx Graphics Corporation, a wholly-owned subsidiary of the Company, for $5,000,000, upon the termination of the Merger Agreement for any reason. In addition, the Company has granted GIG the right to purchase all the assets used or held for use in connection with the Inkjet Business (as defined in the Asset Option Agreement), for $6,000,000, upon certain terminations of the Merger Agreement. GIG may not exercise both options. The Asset Option Agreement, a copy of which is attached hereto as Exhibit D, is incorporated herein by reference.

                  (d) The Merger Agreement provides that following the consummation of the Merger, the directors of the surviving corporation will be the directors of GAC immediately prior to the consummation of the Merger. Following the Merger, GIG may, as the sole stockholder of the surviving corporation, make changes to the management of the Company, but has no current plans to do so.

                  (g) The Merger Agreement provides that following the consummation of the Merger, the certificate of incorporation of the surviving corporation will be the certificate of incorporation of GAC immediately prior to the Merger.

                  (h) The Reporting Person intends to deregister the Common Stock pursuant to Section 12(g)(4) of the Act following the Merger.

                  Except as set forth above, or in connection with the Merger, the Reporting Person has no plans or proposals with respect to any of

CUSIP No. 753907 10 4                   13D                    Page 7 of 9 Pages


the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Company.

                  (a) GIG beneficially owns 3,840,526 shares of Common Stock, constituting approximately 28.6% of the total number of shares of Common Stock outstanding on a fully diluted basis. The number of shares of Common Stock outstanding on a fully diluted basis equals the sum of (x) the number of shares of Common Stock outstanding as of October 6, 1998 as reported in the Company's Report on Form 10-K for the year ended December 31, 1997 (9,599,525), and (y) the number of shares of Common Stock subject to the option contained in the Loan Agreement (3,840,526), assuming that $5,000,000 of new shares of Common Stock are issued pursuant to the exercise of the option contained in the Loan Agreement.

                  (b) GIG has sole power to vote and dispose of 3,840,526 shares of Common Stock.

                  (c) Not applicable.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the
         Company.

                  See Items 3 and 4.

Item 7.  Materials to be Filed as Exhibits.

                  A. Loan and Pledge Agreement between GIG and the Company (incorporated by reference to Exhibit 10.20 to the Company's Report on Form 10-K for the year ended December 31, 1997 (the "Form 10-K")).

                  B. Agreement and Plan of Merger among the GIG, GAC and the Company (incorporated by reference to Exhibit 10.19 to the Company's Form 10-K).

                  C. Stockholders Agreement among the GIG, GAC and certain stockholders of the Company (incorporated by reference to Exhibit 10.23 to the Company's Form 10-K).

                  D. Asset and Subsidiary Stock Option Agreement between GIG and the Company (incorporated by reference to Exhibit 10.21 to the Company's Form 10-K).

CUSIP No. 753907 10 4                   13D                    Page 8 of 9 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:        October 16, 1998

                                                 GRETAG IMAGING GROUP, INC.



                                                 By:  /s/ Dr. Eduard Brunner
                                                      --------------------------
                                                      Name: Dr. Eduard Brunner
                                                      Title: Treasurer

CUSIP No. 753907 10 4                   13D                    Page 9 of 9 Pages


                                  EXHIBIT INDEX

Exhibit
Reference                                      Exhibit
---------                                      -------

A.                         Loan and Pledge Agreement between GIG and the Company
                           (incorporated by reference to Exhibit 10.20 to the Company's Form 10-K).

B.                         Agreement and Plan of Merger among GIG, GAC and the
                           Company (incorporated by reference to Exhibit 10.19 to the Company's Form 10-K).

C. Stockholders Agreement among GIG, GAC and certain stockholders of the Company (incorporated by reference to Exhibit 10.23 to the Company's Form
                           10-K).

D.                         Asset and Subsidiary Stock Option Agreement between
                           GIG and the Company (incorporated by reference to Exhibit 10.21 to the Company's Form 10-K).